FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 3rd of May, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	3rd of May, 2006	By:	/s/ Donna Gershowitz
General Counsel

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Editorial Contact:	Investor Contacts
David Coates Brodeur Worldwide	Jeff Corbin / Lee Roth KCSA Worldwide
dcoates@brodeur.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-617-587-2927	Tel: 1-212-896-1214 / 1209

FOR immediate release:

M-Systems to Take Part in CARTES 2005, the World`s Leading Event for Smart Cards and Identification

SUNNYVALE, Calif., Nov. 8, 2005 - Demonstrating its commitment and deep engagement with the smart card industry, M‑Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, announced today that, for the first time, the Company will be exhibiting at CARTES 2005, the world`s leading event for smart cards and identification, taking place 15-17 November in Paris, France.

From stand #4L075 located within the Paris-Nord Villepinte Exhibition Center, M‑Systems executives will be on hand to present the Company`s latest products and technological achievements.  Representatives from the Company will also be available to demonstrate new applications running on MegaSIM-empowered SIM cards and to discuss M-Systems` involvement in the industry.  New white papers on "DRM on MegaSIM-Empowered SIM Cards" and "A Comparison of MMC vs. USB for Internal UICC-Mobile Terminal Interface" will be distributed at M-Systems` exhibit.

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M-Systems was first to introduce a functional, high-capacity, secure USIM card (the MegaSIM(TM) solution) and has been influential in bringing the concept to the forefront of the industry.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contact:	Investor Contacts
David Coates Brodeur Worldwide	Jeff Corbin / Lee Roth KCSA Worldwide
dcoates@brodeur.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-617-587-2927	Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE release:

M-Systems Introduces Xkey® Shield - New Enterprise Software Designed to Control the Usage of Removable Devices and Media

Xkey Shield delivers powerful security capabilities to IT managers and allows organizations to securely mobilize corporate data

CSI 32nd ANNUAL COMPUTER SECURITY CONFERENCE & EXHIBITION, WASHINGTON, D.C., Nov. 13, 2005 - M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, today introduced Xkey® Shield, new enterprise software that enables corporations to control the usage of removable devices and media in the corporate network.

Xkey Shield consists of desktop and server software that allows IT managers to define and enforce security policies as well as track the usage of devices and media that otherwise can potentially be exploited to extract and abuse corporate data. Xkey Shield authenticates company approved devices and media and allows IT to restrict unauthorized devices.

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Used in conjunction with Xkey-secure USB drives, Xkey Shield not only offers a counter to the potential threat of unauthorized removable devices to the network, but also offers a complete solution for mobilizing corporate data on company-approved secure devices.

"As a leader and innovator in the USB flash drive market, we have closely studied the security challenges our corporate customers have encountered when deploying such devices at an enterprise level," said Nimrod Reichenberg, M-Systems` director of marketing for corporate solutions.  "Xkey Shield, along with the Xkey Drive, finally allows corporations to embrace personal storage by adopting company approved storage devices and controlling all other removable devices."

M-Systems has placed special emphasis on the manageability of Xkey products to address enterprise needs.  Xkey Shield enables organizations to quickly and easily define and deploy company policies and authorize large environments of company-approved Xkey secure USB drives. Xkey Shield`s unique management features are designed to enable enterprise customers to ensure ongoing policy enforcement effortlessly and in harmony with existing infrastructure.

Xkey Shield Features:

Versatility - Xkey Shield controls the widest range of devices and ports including USB Flash drives, MP3 players, Digital Cameras, CD/DVD burners and printers, as well control over Bluetooth, Infra-red and firewire ports. Xkey Shield allows for flexible directory based policies. These policies may range from a complete block of disallowed devices, forcing a read-only mode, to the selective approval of specific devices.

Security - Xkey Shield employs sophisticated security mechanisms to ensure policies are enforced both on and off the network. The Xkey software utilizes a "tamper-proofing" mechanism to ensure it cannot be altered or removed. Only authorized IT managers can temporarily or permanently disable the desktop software.

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Manageability - Xkey Shield includes support for integration with 3rd party management solutions. In addition, Xkey shield provides real time endpoint status and notifications and alerts regarding device usage.  Flexible reporting is also available for complete visibility of all activity.

Availability of Xkey Shield

Xkey Shield is available now.  Please contact your M-Systems representative for information on how to order for your organization.

About Xkey

Xkey is an enterprise-ready software solution that extends M-Systems` DiskOnKey® and incorporates everything needed to deploy, manage and secure portable storage devices. More information on Xkey is available at www.m-systems.com/xkey

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` Xkey Drive can be found online at www.m-systems.com/site/en-US/XKeySite/NewsRoom.  High-resolution photo images of M-Systems` other products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

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###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contact:	Investor Contacts
David Coates Brodeur Worldwide	Jeff Corbin / Lee Roth KCSA Worldwide
dcoates@brodeur.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-617-587-2927	Tel: 1-212-896-1214 / 1209

FOR immediate release:

M-Systems Expands Its Product Portfolio with the Availability of Memory Cards for Mobile Handsets and Consumer Electronics Devices

Company leverages its flash expertise, existing infrastructure, OEM customer base and newly acquired secured manufacturing capabilities to enter the growing memory card market

SUNNYVALE, Calif., Nov. 14, 2005 - M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, today announced it is expanding its product portfolio to include a range of memory cards. The addition of memory cards to M‑Systems` product portfolio broadens the Company`s offering for the mobile and consumer electronics markets to address storage needs from multiple angles. Gartner estimates the market for flash cards will reach $9.02 billion and more than 2,063 billion megabytes by 2010I.

"The memory card market is demonstrating growing momentum as it diversifies beyond digital still cameras and into new consumer electronics devices, such as multimedia handsets, MP3 players, GPS and portable gaming devices. Given M-Systems` unique position as a flash data storage expert and as a trusted partner to leading OEMs worldwide, we have taken a strategic decision to expand the Company`s product portfolio and take advantage of these growth opportunities," said Noam Kedem, vice president of marketing for M-Systems.

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"In doing so, we leverage existing core competencies that have enabled us to solidify our leadership in the USB and Embedded Flash Drive business, such as our infrastructure, flash expertise, and our global OEM network, strengthened by today's announced acquisition of Microelectrónica Española. This acquisition will additionally position M-Systems as a memory card solution provider with smart card-grade secured manufacturing capabilities."

The new memory cards, together with the Company`s DiskOnChip Embedded Flash Drives and its MegaSIM products, will enable M-Systems to offer a unique product portfolio for a wide range of mobile and consumer applications.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) products and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/site/en-US/Corporate/PressRoom/ImageLibrary.

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###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

I Gartner Dataquest: "Market Trends: USB Flash Drives, Worldwide, 2001-2010" by J. Unsworth. August 30, 2005.

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Editorial Contact for M-Systems	Editorial Contact for Oberthur Card Systems
David Coates Brodeur Worldwide	Stéphanie CAU Oberthur Card Systems
dcoates@brodeur.com	s.cau@oberthurcs.com
Tel: 1-617-587-2927	Tel: +33 (1) 47 85 56 57

Investor Contacts for M-Systems	Odile Rebattet / Marie-Carole de Groc
Jeff Corbin / Lee Roth	EuroRSCG
KCSA Worldwide	odile.rebattet@eurorscg.com
jcorbin@kcsa.com / lroth@kcsa.com	marie-carole.de-groc@euroscg.com
Tel: +1 (212) 896-1214 / 1209	Tel: +33 (1) 58 47 95 06 / 07

FOR immediate release:

Oberthur Card Systems and M-Systems to Develop a Secure-Storage Token Platform for Strong, Two-Factor Authentication

Platform to combine high storage density, smart card-level security and easy-to-use USB interface to fight ID theft in high-volume vertical markets

CARTES 2005, PARIS, Nov. 15, 2005 - Oberthur Card Systems, a global leader in smart card technology, and M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, today announced that the companies are cooperating on the development of a new secure-storage token platform for strong, two-factor authentication in high-volume vertical markets.

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Combining the companies` relevant technologies and expertise, the platform will be designed as a complete, easy-to-use solution, which will enable a host of security software applications and address the needs of a wide spectrum of vertical markets served by smart cards.

"Current two-factor solutions developed to combat the growing problems of identity theft, phishing and other breaches of security are complicated and typically inconvenient for most people.  The secure-storage token platform to be jointly developed by our companies is intended to simplify user experience," said Marc Bertin, business development director of Oberthur Card Systems.  "By combining enhanced security token capabilities with high-density storage and a USB interface compatible with most computers and operating systems, two-factor authentication and specialized software applications can be made simple and readily available to the end users."

Network security is greatly enhanced by two-factor authentication, which combines something the user physically carries, such as a secure-storage token, and something the user knows, such as a personal password.  This two factor authentication can also be combined in the future with biometry (fingerprint) for user identification.

"With the rise of identity theft as a modern day global epidemic across many vertical markets, there is a strong need for storage devices offering a high level of security that enables two-factor authentication," said Noam Kedem, vice president marketing for M-Systems. "Building upon our experience with Oberthur Card Systems, we plan to bring an innovative, secure storage and ID solution to high volume vertical markets. This solution will be designed to offer a very high level of protection for personal data and identification information, along with the ease of use, mobility and high-density storage associated with the highly popular USB interface. These new platforms will likely enable both our companies` penetration into new vertical markets and access to new customers and revenue streams."

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About Oberthur Card Systems

With sales of 450.8 million Euros in 2004, Oberthur Card Systems is one of the world`s leading providers of card-based solutions, software and applications including SIM and multi-application smart cards as well as services ranging from consulting to personalization.

Innovative products, security expertise and high quality services ensure Oberthur Card Systems` strong positioning in its main target markets:

●       Payment & Services: 57% of 2004 revenues. World leader and number one supplier of Visa and MasterCard payment cards.

●       Mobile Communications: 30% of 2004 revenues, with open and interoperable solutions based on Java(TM) technology.

●       Identity: strong positions in ID projects throughout the world.

●       Multimedia: leading position in the Pay-TV market with an end-to-end expertise in the value chain: software development, manufacturing and personalization.

●       Transit: focus in the high-end segment with a microprocessor-based offer.

Close to its customers, the company benefits from an industrial and commercial presence across all five continents. Listed on the Eurolist Stock Exchange (ISIN: FR0000124133) since July 2000, Oberthur Card Systems is a subsidiary of the François-Charles Oberthur Group. For more information, visit www.oberthurcs.com.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contact for M-Systems	Editorial Contacts for Spansion
David Coates Brodeur Worldwide	Michele Landry Spansion LLC
dcoates@brodeur.com	michele.landry@spansion.com
Tel: 1-617-587-2927	Tel: 1-408-749-5331

Investor Contacts for M-Systems
Jeff Corbin / Lee Roth
KCSA Worldwide
jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1 (212) 896-1214 / 1209

FOR immediate release:

Spansion and M-Systems Partner to Develop an Innovative, Secure Memory Design

Companies Intend to Integrate M-Systems` Flash Management and Logic IP with Spansion`s MirrorBit(TM) Flash Memory

SUNNYVALE and SANTA CLARA, Calif., Nov. 15, 2005 - M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, and Spansion LLC, the flash memory venture of AMD (NYSE:AMD) and Fujitsu Limited (TSE:6702), today announced that the companies have signed an agreement to co-design products which integrate flash management and logic intellectual property (IP) from M‑-Systems with Spansion`s MirrorBit(TM) flash memory offerings.

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As part of this collaboration, Spansion`s MirrorBit technology will be used with M‑Systems` technology, which includes TrueFFS® flash management software, the de-facto industry standard and leading technology for flash management, SuperMAP(TM) cryptographic cores, security IP and advanced interfaces.

"M-Systems believes in strong, viable partnerships with leading companies such as Spansion for the development of innovative products. The fruit of this joint collaboration will employ our flash memory management expertise and state-of-the-art security, in order to bring real value to our customers.  We are excited about our cooperation with Spansion and believe that the jointly developed products will bring unique benefits for our target audiences, and specifically, for mobile network operators," said Dov Moran, president and CEO of M-Systems.

"Partnering with M-Systems reinforces Spansion`s strategy to leverage MirrorBit technology to deliver value-added flash memory solutions to our customers," said Bertrand Cambou, president and CEO of Spansion.  "Together we can enable our customers to deliver differentiated end products."

The co-developed solution by M-Systems and Spansion is planned to have an innovative, highly integrated, monolithic design combining the flash media, controller and the security core. The companies expect this level of integration will be designed to allow for enhanced system architecture, increased security capabilities and streamlined system design for a range of applications, while yielding significant production advantages as well as an optimized cost structure, better performance and security and higher reliability.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) products and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

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About Spansion

Spansion, the Flash memory venture of AMD and Fujitsu, is the largest company in the world dedicated exclusively to developing, designing, and manufacturing Flash memory products. In fiscal 2004, Spansion`s total net sales were approximately $2.3 billion. The company offers the broadest NOR Flash memory portfolio in the industry, for use in the wireless, automotive, networking, telecommunications and consumer electronics markets. The company`s portfolio is supported by a worldwide network of advanced manufacturing facilities, system-level expertise and dedicated design support, and an unwavering commitment to our customers' success. Information about Spansion(TM) Flash memory solutions is available at www.spansion.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties, which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: market acceptance; the impact of competitive products and pricing; product development; commercialization and technological difficulties; development and growth of anticipated markets; capacity and supply constraints; the effect of global economic conditions in general and conditions in Spansion`s and M-Systems` industry and target markets in particular; shifts in supply and demand; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other risk factors detailed in the M-Systems` and Spansion`s most recent respective annual reports and their other respective filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available as of the date hereof. Each of M-Systems and Spansion assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to above websites does not constitute incorporation of any of the information thereon into this press release.

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This release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the forward-looking statements in this release involve risks and uncertainties that could cause actual results to differ materially from the company`s current expectations. Risks that the company considers to be the important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include the possibility that demand for the company`s Flash memory products will be lower than currently expected; that OEMs will increasingly choose NAND-based Flash memory products over NOR- and ORNAND-based Flash memory products for their applications; that customer acceptance of MirrorBit technology will not continue to increase; that there will be a lack of customer acceptance of ORNAND-based Flash memory products; that competitors may introduce new memory technologies that may make the company`s Flash memory products uncompetitive or obsolete; that the company may not achieve its current product and technology introduction or implementation schedules; and that the company will not be able to raise sufficient capital to enable it to establish leading-edge capacity to meet product demand and maintain market share. We urge investors to review in detail the risks and uncertainties in the company`s Securities and Exchange Commission filings, including but not limited to the company`s Registration Statement on Form S-1 and AMD`s Quarterly Report on Form 10-Q for the quarter ended September 25, 2005.

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Editorial Contact for M-Systems	Editorial Contact for Infineon
David Coates Brodeur Worldwide	Karin Braeckle Infineon Technologies
dcoates@brodeur.com	karin.braeckle@infineon.com
Tel: 1-617-587-2927	Tel: 49-89-234-28011

Investor Contacts for M-Systems
Jeff Corbin / Lee Roth
KCSA Worldwide
jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1 (212) 896-1214 / 1209

FOR immediate release:

M-Systems and Infineon Sign Supply Agreement for Mobile-RAM

Infineon Mobile-RAM will be used for DiskOnChip® -based multi-chip package products for mobile handsets

SUNNYVALE, Calif. and MUNICH, Germany, Nov. 16, 2005 - M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, and Infineon Technologies AG (FSE/NYSE: IFX), the world`s fourth-largest DRAM manufacturer, today announced that the companies have signed a supply agreement for low power Mobile-RAM specifically designed for mobile applications.

Under the terms of the agreement, Infineon provides M-Systems with Known Good Dies (KGDs) of Mobile-RAM for use in DiskOnChip®-based multi-chip package (MCP) devices targeting multimedia-centric mobile handsets.

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The term "KGD" means that Infineon performs all functional and quality testing of the dies on the finished wafer, which are then stacked with M-Systems` non-volatile data storage devices in a space-saving MCP.

"MCP packaging is becoming mainstream in handsets as they become smaller, and we see our MCP business growing to meet that trend," said David Tolub, vice president and general manager of M-Systems` mobile division.  "Our agreement with Infineon, a leader in the Mobile-RAM KGD business, augments our supply capabilities and further strengthens the DiskOnChip multiple source strategy."

A large portion of M-Systems` sales to the mobile market already consists of MCP devices.  This trend is expected to further increase in 2006 as handsets continue to offer more capabilities while shrinking in physical size.

"To combine M-Systems` innovative MCPs with DiskOnChip technology and Infineon`s advanced production and testing capabilities for ultra low power DRAMs  dedicated for Known Good Dies assembly will result in a compelling MCP offering ideally suited for the needs of today`s multimedia handsets," said Mr. Ayad Abul - Ella, vice president and general manager of the Mobile and Consumer business unit at Infineon`s Memory Products business group.

The Infineon Mobile-RAM contributes high memory density, high speed, and low power consumption to the MCP. This is complementary to M-Systems` advanced DiskOnChip technology, which offers a standard, reliable and mature low-cost, high-density storage solution based on the latest NAND flash technology. The combination of both in one MCP component addresses a fast growing memory demand in mobile connectivity under given space constraints. This demand is driven by high-bandwidth cellular standards like EDGE, HSDPA, UMTS, WCDMA serving an ever-growing abundance of multimedia content.

MCP products based on M-Systems` DiskOnChip and Infineon Single Data Rate (SDR) Mobile-RAM are already available and shipping in mass production. Products featuring higher storage densities and based on Double Data Rate (DDR) Mobile-RAM will be available during 2006. Detailed information for any of these products can be requested via the local M-Systems or Infineon contact.

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About Infineon Technologies

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multi-market sectors, for applications in communication, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2004 (ending September), the company achieved sales of Euro 7.19 billion with about 35,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) products and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Contacts for M-Systems	Contacts for Renesas Technology:
David Coates	Akiko Ishiyama
Brodeur Worldwide	Renesas Technology America Inc.
dcoates@brodeur.com	akiko.ishiyama@renesas.com
+1-617-587-2927	+1-408-382-7407

Investor Contacts for M-Systems
Jeff Corbin / Lee Roth	Motokazu Isozaki
KCSA Worldwide	Renesas Technology Corp
jcorbin@kcsa.com / lroth@kcsa.com	isozaki.motokazu@renesas.com
Tel: +1-212-896-1214 / 1209	+81-3-6250-5555

M-Systems and Renesas Technology Announce Supply and Strategic Collaboration Agreements

Companies to collaborate utilizing advanced, high-performance AG-AND multi-level cell flash memory and flash management and control technologies

SUNNYVALE, Calif. and TOKYO, Nov. 29, 2005 -- M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, and Renesas Technology Corp. (Renesas Technology), the world`s leading microcontrollers company, today announced that the Companies have entered into supply and strategic collaboration agreements.

Renesas Technology will supply advanced multi-level cell (MLC), high-performance AG-AND flash memory, while M-Systems will contribute its leading flash controllers and TrueFFS® flash management technology.

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"Inline with our aim to increase 4Gbit AG-AND flash memory production, we looked for a world-class partner to expand this important business," said Masahiro Yamamura, Executive General Manager of Memory Business Group at Renesas Technology Corp. "M-Systems is a leading flash-based storage devices company and has excellent IP and software technology. We are pleased to strengthen the relationship with M-Systems. We believe establishing this collaboration will significantly increase our advanced AG-AND flash memory business."

"M-Systems firmly believes in seeking value through strategic sourcing and technology partnerships with flash memory leaders. The agreements with Renesas Technology are no exception to that rule," said Dov Moran, president and CEO of M-Systems.  "Our customers throughout the world stand to benefit because the agreements announced today are likely to contribute to their peace of mind as they expand their sales over the coming years, relying on quality products built with the respective technologies of both Renesas Technology and M-Systems. We are impressed with AG-AND`s quality, reliability and performance and are proud to partner with Renesas Technology."

About Renesas Technology Corp.

Renesas Technology Corp. designs and manufactures highly integrated semiconductor system solutions for mobile, automotive and PC/AV markets. Established on April 1, 2003 as a joint venture between Hitachi, Ltd. (TSE : 6501, NYSE : HIT) and Mitsubishi Electric Corporation (TSE : 6503) and headquartered in Tokyo, Japan, Renesas Technology is one of the largest semiconductor companies in the world and the world`s leading microcontroller supplier globally. Besides microcontrollers, Renesas Technology offers flash memories, system-in-package and system-on-chip devices, Smart Card ICs, mixed-signal products, SRAMs and more.  www.renesas.com

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.

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The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) products and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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